Exhibit 99.1

Cellectis Reaches Milestone in Servier Collaboration

NEW YORK--(BUSINESS WIRE)--July 8, 2015--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq Global Market: CLLS), the gene-editing company employing proprietary technologies to develop best-in-class CAR T-cell products in adoptive immunotherapy for cancer, today announced the achievement of a significant milestone under the Company's collaboration agreement with Servier, in the preclinical development of two next-generation product candidates in solid tumors.

Under the terms of the Company's collaboration agreement with Servier, Cellectis is eligible to an undisclosed payment.

The collaboration announced in February 2014, is focused on research, development, and potentially commercialization of five product candidates targeting leukemia and solid tumors.

“We are very pleased with the productivity of this alliance enabling us to accelerate our development in the field of solid tumors,” commented Mathieu Simon, MD, EVP Chief Operating Officer of Cellectis.

“We believe that immunotherapy will dramatically change the management of metastatic cancers. Our goal at Servier is to make these new technologies available for the largest number of cancer patients,” commented Jean-Pierre Abastado, MD, Director Oncology Innovation Therapeutic Pole of Servier.

About Servier

Servier is an independent French research-based pharmaceutical company. Its development is driven by the pursuit of innovation in the therapeutic areas of cardiovascular, metabolic, central nervous system, psychiatric, rheumatologic diseases, as well as cancer.

In 2014, the company recorded a turnover of 4 billion euros.

92% of Servier medicines are prescribed outside of France.

28% of turnover from Servier drugs was reinvested in Research and Development in 2014.

With a strong international presence in 146 countries, Servier employs more than 21 400 people worldwide.

More information is available at: www.servier.com

About Cellectis

Cellectis is a preclinical stage biopharmaceutical company focused on developing immunotherapies based on gene edited engineered CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 15 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Global Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

TALEN® is a registered trademark owned by the Cellectis Group.

CONTACT:
Servier Communication Department
+33 1 5572 6037
presse@servier.fr
or
For further information:
Media contacts
Jennifer Moore, 917-580-1088
Director of Communications
media@cellectis.com
or
IR contacts
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com